Exhibit 99.1

MIX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX ISIN: ZAE000125316
NYSE share code: MIXT
(“MiX Telematics” or “the Company”)

POSTING OF NOTICE OF ANNUAL GENERAL MEETING

Shareholders are advised that the notice of annual general meeting together with the summary consolidated annual financial statements for the year ended March 31, 2018 was dispatched to shareholders today, Monday, 23 July 2018 and is available on the company’s website, http://investor.mixtelematics.com/annual-reports.

The Company’s annual general meeting will be held at 14h30 on Wednesday, September 26, 2018 at Matrix Corner, Howick Close, Waterfall Park, Midrand, Johannesburg and not on September 19, 2018 as initially disclosed in the Company’s summary consolidated annual financial statements for the year ended March 31, 2018.

The last day to trade in order to be eligible to participate in and vote at the annual general meeting is Tuesday, September 18, 2018 and the record date for voting purposes is Friday, September 26, 2018.

The annual report for MiX Telematics incorporating the audited annual financial statements for year ended March 31, 2018 was published on June 28, 2018 and is available on the Company’s website, http://investor.mixtelematics.com/annual-reports.

23 July 2018

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